Issuer Free Writing Prospectus
filed pursuant to Rule 433
supplementing the Preliminary
Prospectus Supplement dated
February 28, 2011
Registration Nos. 333-159040
HEALTH CARE REIT, INC.
FINAL PRICING TERM SHEET
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated February 28, 2011. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

General

Issuer:	Health Care REIT, Inc.

Common Stock	HCN / NYSE
Ticker/Exchange:

Series I Preferred Stock Offering

Title of Securities:	6.50% Series I Cumulative Convertible Perpetual Preferred Stock (“Series I Preferred Stock”)

Offering Size:	$625,000,000 (12,500,000 shares)

Over-allotment Option:	$93,750,000 (1,875,000 shares)

Joint Book-Running	UBS Securities LLC
Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Co-Lead Manager:	KeyBanc Capital Markets Inc.

Maturity:	Perpetual

Denomination:	$50 and integral multiples thereof

Issue Price / Liquidation Preference:	$50 per share, plus unpaid accumulated and accrued dividends

Underwriting Discount:	$1.50 per share (3.0%)

Net Proceeds:	HCN estimates that the net proceeds from the Series I Preferred Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $605.5 million (or approximately $696.4 million if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds:	HCN intends to use the net proceeds from the Series I Preferred Stock Offering, the Common Stock Offering (as defined below), cash on hand and any amounts raised in future capital raising activities or refinancings to finance the aggregate purchase price of all of the equity interests of FC-GEN Acquisition Holding, LLC, which indirectly owns, leases and has options to purchase certain senior housing and care facilities, including the repayment of any amounts drawn on HCN’s $2.4 billion bridge loan facility for which HCN has obtained a commitment from UBS Loan Finance LLC, UBS Securities LLC, as joint lead arranger, Bank of America, N.A., as co-syndication agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger, Barclays Bank PLC, as co-syndication agent, Barclays Capital Inc., as joint lead arranger, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., as joint lead arranger and co-documentation agent, JPMorgan Chase Bank, N.A., as co-syndication agent, J.P. Morgan Securities LLC, as joint lead arranger, Wells Fargo Bank, N.A., as co-documentation agent, Wells Fargo Securities, LLC, as joint lead arranger, KeyBank National Association, as senior managing agent, and KeyBanc Capital Markets Inc. If such acquisition is not consummated, HCN intends to use the net proceeds from the Series I Preferred Stock Offering for general corporate purposes, including investing in health care and senior housing properties and repaying borrowings under its unsecured line of credit and other outstanding indebtedness. Pending such use, the net proceeds may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or indirect or guaranteed obligations of the United States.

Cumulative Dividends:	6.50% per annum ($3.25 per annum per share), payable quarterly in arrears on each January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2011.

Method of Payment of Dividends:	Cash

Conversion Premium:	Approximately 20% above the price to public in the Common Stock Offering.

Initial Conversion Rate:	0.8460 shares of HCN common stock per share of Series I Preferred Stock (subject to adjustment).

Initial Conversion Price:	Approximately $59.10 per share of HCN common stock (subject to adjustment).

Conversion Rate Adjustment:	Standard adjustments to Conversion Rate and Conversion Price for dilutive events, as described in the Preliminary Prospectus Supplement.

Redemption Rights:	Series I Preferred Stock will not be redeemable by HCN.

Mandatory Conversion:	On or after April 20, 2018, HCN may at its option cause all (but not less than all) outstanding shares of the Series I Preferred Stock to be automatically converted into a number of shares of Common Stock for each share of Series I Preferred Stock equal to the then-prevailing Conversion Rate, if the Daily VWAP of the Common Stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to HCN’s issuance of a press release announcing the mandatory conversion.

In addition, if there are fewer than 1,250,000 shares of Series I Preferred Stock outstanding, HCN may, at any time on or after April 20, 2018, at its option, cause all such outstanding shares of the Series I Preferred Stock to be automatically converted into shares of HCN common stock at the greater of (i) the then-prevailing Conversion Rate and (ii) the liquidation preference divided by the Market Value (as defined in the Preliminary Prospectus Supplement) of the common stock as determined on the second Trading Day immediately prior to the Mandatory Conversion Date.

Ranking:	Preferred

Listing:	We have filed an application to list the Series I Preferred Stock on the NYSE under the symbol “HCN PrI”. If the application is approved, trading of the Series I Preferred Stock is expected to begin within 30 days after the date of initial delivery of the Series I
Preferred Stock.

Form:	Registered

Settlement:	DTC

Governing Law:	Delaware

Special Rights Upon a Fundamental Change:	If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the trading day immediately following the fundamental change effective date of a fundamental change (as described in the Preliminary Prospectus Supplement) and ending at the close of business on the 30th trading day immediately following such fundamental change effective date, such conversion will be deemed to be in connection with the fundamental change and the holder will automatically receive for each share of Series I Preferred Stock converted the greater of:

•      a number of shares of HCN common stock, as described in the Preliminary Prospectus Supplement under “Description of Series I preferred stock — Conversion Rights” and subject to adjustment as described under “Description of Series I preferred stock — Conversion Rate Adjustment” (with such adjustment or cash payment for fractional shares as HCN may elect, as described under “Description of Series I preferred stock — No Fractional Shares”) plus (ii) the make-whole premium, if any, described in the Preliminary Prospectus Supplement under “— Determination of the make-whole premium”; and

•      a number of shares of HCN common stock equal to the lesser of (i) the liquidation preference divided by the Market Value (as defined in the Preliminary Prospectus Supplement) of HCN common stock on the fundamental change effective date of such fundamental change and (ii) 2.0305 (subject to adjustment)

Determination of the Make-Whole Premium:	If a holder elects to convert its shares of Series I Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, HCN will increase the conversion rate (the “make-whole premium”) by reference to the table below:

	Stock price ($)(1)

Fundamental
Change Effective
Date	49.25	55.00	60.00	65.00	70.00	75.00	80.00	85.00

March 7, 2011	0.1692	0.1540	0.1241	0.1012	0.0834	0.0695	0.0584	0.0495

April 15, 2012	0.1692	0.1316	0.1045	0.0840	0.0682	0.0559	0.0463	0.0386

April 15, 2013	0.1692	0.1177	0.0925	0.0734	0.0589	0.0478	0.0391	0.0323

April 15, 2014	0.1692	0.1071	0.0829	0.0647	0.0511	0.0407	0.0328	0.0267

April 15, 2015	0.1692	0.0988	0.0749	0.0571	0.0439	0.0341	0.0268	0.0213

April 15, 2016	0.1692	0.0925	0.0680	0.0499	0.0367	0.0271	0.0204	0.0156

April 15, 2017	0.1692	0.0877	0.0618	0.0423	0.0282	0.0187	0.0125	0.0086
April 20, 2018 and thereafter	0.1692	0.0857	0.0580	0.0351	0.0159	0.0022	0.0000	0.0000

	Stock price ($)(1)

Fundamental
Change Effective
Date	90.00	100.00	110.00	125.00	150.00	175.00	200.00

March 7, 2011	0.0422	0.0313	0.0237	0.0159	0.0084	0.0044	0.0022

April 15, 2012	0.0325	0.0234	0.0172	0.0110	0.0052	0.0021	0.0006

April 15, 2013	0.0269	0.0191	0.0139	0.0088	0.0040	0.0015	0.0003

April 15, 2014	0.0220	0.0153	0.0110	0.0069	0.0031	0.0011	0.0002

April 15, 2015	0.0172	0.0117	0.0083	0.0052	0.0023	0.0008	0.0001

April 15, 2016	0.0122	0.0080	0.0056	0.0035	0.0016	0.0005	0.0000

April 15, 2017	0.0062	0.0039	0.0028	0.0019	0.0009	0.0002	0.0000
April 20, 2018 and thereafter	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1) The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Series I Preferred Stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:

• whose numerator is the Conversion Rate immediately before the adjustment; and

• whose denominator is the adjusted Conversion Rate

In addition, HCN will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, HCN must adjust the Conversion Rate as described in the Preliminary Prospectus Supplement under “Description of preferred stock — Conversion Rate Adjustment.”

The exact stock price and fundamental change effective date may not be set forth on the table, in which case:

•      if the stock price is between two stock prices on the table or the fundamental change effective date is between two fundamental change effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two fundamental change effective dates, as applicable, based on a 365-day year;

• if the stock price is in excess of $200.00 per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid; and

• if the stock price is less than $49.25 per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

However, the Conversion Rate will not be adjusted as described above to the extent the increase will cause the Conversion Rate to exceed 1.0152. HCN also will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, it must adjust the Conversion Rate as described in the Preliminary Prospectus Supplement.

CUSIP:	42217K601

ISIN:	US42217K6010

Concurrent Common Stock Offering

Concurrent Offering:	Concurrently with the Series I Preferred Stock Offering, HCN is offering 25,000,000 shares of its common stock (or 28,750,000 shares if the underwriters exercise their overallotment option in full) pursuant to a separate public offering (the “Common Stock Offering”). HCN estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $1.2 billion ($1.4 billion if the underwriters exercise their over-allotment option in full). HCN intends to use the net proceeds from the Common Stock Offering in the same manner as the net proceeds of the Series I Preferred Stock Offering. The completion of the Series I Preferred Stock Offering is not subject to the completion of the Common Stock Offering and the completion of the Common Stock Offering is not subject to the completion of the Series I Preferred Stock Offering.

Other Offering Information

Pricing Date:	March 1, 2011

Trade Date:	March 2, 2011

Settlement Date:	March 7, 2011 (T + 3)

The issuer has filed a registration statement (including a base prospectus) and a related Preliminary Prospectus Supplement dated February 28, 2011 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, UBS Securities LLC can arrange to send you the prospectus if you request it by calling UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Telephone: 888-827-7275.